UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No   ☒

Item 1:	Form 6-K dated May 5, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: May 5, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SOLID SALES PERFORMANCE FOR JAGUAR LAND ROVER IN APRIL

	April	% change YOY	Jan – April	% change YOY
Jaguar Land Rover	40,385	(2.3)%	219,891	9.9%
Jaguar	12,310	54.0%	66,279	75.1%
Land Rover	28,075	(15.8)%	153,612	(5.4)%

May 5, 2017, Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles today reported April retail sales of 40,385, down 2.3% on April 2016. The company sold 219,891 vehicles in the first four months of 2017, up 9.9% compared to the same period a year ago.

Retail sales for the month of April were up in North America (32.5%), China (10.1%) and Europe (2.7%), but down in the UK (34.6%) and in other Overseas markets (19.7%) year-on-year. April also saw the Jaguar F-PACE win World Car of the Year.

Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “This was a solid sales month with a strong performance from Jaguar led by the award winning F-PACE.”

“A small decrease in sales was seen due to two factors. In the UK, customers purchased vehicles before the increase in vehicle tax on 1st April. In addition, the run-out of the previous Discovery model accounted for a year-on-year decrease in Land Rover sales. Sales will increase from this month as the all-new Discovery model continues to go on sale across the world, particularly in China and North America, two of Jaguar Land Rover’s biggest markets.”

Jaguar had a record April, retailing 12,310 vehicles, up 54.0% compared to the same month in the previous year led by continuing strong sales of the F-PACE, XE and the long wheel base XFL from the China joint venture.

Retail sales for Land Rover in April were 28,075 vehicles, down 15.8% on April last year, primarily reflecting the run-out of the Discovery and softer sales of other models, which were only partially offset by sales of the all-new Discovery and solid sales of Range Rover.

ENDS.

Notes to editors:

•	Jaguar Land Rover is investing around £3.5 billion annually to extend its model range and manufacturing footprint, including the investment in a new plant in Slovakia and recently launched models including the all-new Discovery, Range Rover Velar and the long wheel base Jaguar XFL for the Chinese-market.

•	Over the past six years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested more than £16 billion in new product creation and capital expenditure.

•	The company will invest in new products and facilities in Fiscal 2018 and beyond.

•	Jaguar Land Rover is one of the UK’s largest exporters and generates around 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Andrew Marsh

M: +44 (0) 7880 043 184

E: amarsh1@jaguarlandrover.com

Lydia Heynes

M: +44 (0) 7823 374 306

E: lheynes@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.